November 22, 2019

Ronald Miller
Chief Executive Officer
Discount Print USA, Inc.
6672 Spencer Street, Suite 800
Las Vegas, Nevada 89119
`

       Re: Discount Print USA, Inc.
           Offering Circular on Form 1-A
           Filed October 31, 2019
           File No. 024-11109

Dear Mr. Miller:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on October 31, 2019

General

1. We note your disclosure on page 11 the "company has minimal operating history" and your disclosure on page 19 and in your financial statements showing no revenue or assets.
       We also note in the Use of Proceeds section, you intend to spend a vast majority of the funds raised in this offering "for the planned purchase of other printing businesses which will complement the operations of the Company." Please provide your analysis with regard to eligibility for the use of Form 1-A in light of Rule 251(b)(3) of Regulation A.


2. We note paragraph 6 of the Subscription Agreement sets forth provisions limiting the jurisdiction and governing law in connection with this offering. Please make the following changes:
 Ronald Miller
FirstName LastNameRonald Miller
Discount Print USA, Inc.
Comapany 22, 2019
November NameDiscount Print USA, Inc.
Page 2
November 22, 2019 Page 2
FirstName LastName
            a. revise the Subscription Agreement to remove the first sentence of paragraph 6 limiting the governing law for questions in connection with the offering to "the internal laws of the State of Wyoming, without regard to the principles of conflicts of law." This sentence appears to conflict with the second sentence contemplating state and federal jurisdiction;
            b. revise the Subscription Agreement to clearly state the provisions do not apply to claims under the federal securities laws;
            c. revise the Risk Factor section to include a discussion regarding the implications of this paragraph; and
            d. revise the Securities Being Offered section of the Offering Circular to include a description of these provisions.


Dilution, page 15

3. In the third paragraph you state "net tangible book value per share of Common Stock owned by our current shareholders will have immediately increased by approximately
         $0.10 without any additional investment on their part"; however, this amount should be less than $0.10, given the offering price and dilution. Please revise or tell us how you determined $0.10 was accurate.


Auditor's Consent, page 40

4. Please file as an exhibit to the offering statement a currently dated auditor's consent for the use its audit report in the filing. Refer to Item 17(11) of Part III - Exhibits of Form 1-
         A.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Ronald Miller
Discount Print USA, Inc.
November 22, 2019
Page 3




        You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202)
551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



FirstName LastNameRonald Miller                           Sincerely,
Comapany NameDiscount Print USA, Inc.
                                                          Division of
Corporation Finance
November 22, 2019 Page 3                                  Office of
Manufacturing
FirstName LastName